# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 07/07/2025
Amends the filing with accession number 0001315863-25-000468
Filed by CIK 0001816637
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, 212-355-5515

## Reporting persons
- CC Capital GP, LLC (CIK 0001816637): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital SP, LP (CIK 0001985306): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital Ventures, LLC (CIK 0002070528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC M17 SPV, LLC (CIK 0002070668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- M17 Sponsor, LLC (CIK 0002070680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment:
This Amendment No. 2 ("Amendment No. 2") amends and supplements the information set forth in the Schedule 13D, dated June 18, 2025, filed by CC Capital GP, LLC, Chinh E. Chu, CC Capital SP, LP, CC Capital Ventures, LLC, CC M17 SPV, LLC ("CC M17 SPV"), and M17 Sponsor, LLC (the "New Sponsor") with the United States Securities and Exchange Commission, as amended by Amendment No. 1 dated June 18, 2025 (the "Schedule 13D"), relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of M3-Brigade Acquisition V Corp. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 6 is incorporated herein by reference.

Business Combination Agreement

On July 7, 2025, the Issuer, ReserveOne, Inc. ("ReserveOne"), ReserveOne Holdings, Inc., a wholly-owned subsidiary of ReserveOne ("Pubco"), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco ("SPAC Merger Sub"), and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco ("Issuer Merger Sub"), entered into a business combination agreement (the "Business Combination Agreement"). ReserveOne is a subsidiary of CC M17 SPV.

Prior to the consummation of the SPAC Merger (as defined below), the Issuer will be de-registered in the Cayman Islands and register by way of continuation to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Act (As Revised) (the "Domestication").

As a result of the Domestication, (i) each Class A Ordinary Share of the Issuer, issued and outstanding immediately prior to the Domestication will convert into one share of Class A-1 common stock of the Issuer, par value $0.0001 per share (the "Issuer Class A-1 Common Shares"); (ii) each Class B Ordinary Share of the Issuer will convert into one share of Class A-2 common stock of the Issuer, par value $0.0001 per share (the "Issuer Class A-2 Common Shares"); and (iii) each Issuer warrant to purchase Class A Ordinary Shares, issued and outstanding immediately prior to the Domestication will convert into a warrant to purchase one Issuer Class A-1 Common Share at an exercise price of $11.50 (the "Issuer Warrants").

Following the Domestication, (i) SPAC Merger Sub will merge with and into the Issuer (the "SPAC Merger"), with the Issuer continuing as the surviving entity (the "SPAC Surviving Subsidiary"), and as a result of which the Issuer will be a wholly owned subsidiary of Pubco. In connection with the consummation of the SPAC Merger, (a) each issued and outstanding Issuer Class A-1 Common Share will be automatically canceled and extinguished and converted into and thereafter represent the right to receive one share of Pubco Class A common stock, par value $0.0001 per share (the "Pubco Class A Common Shares"), following which, all Issuer Class A-1 Common Shares will cease to be outstanding and will automatically be canceled and will cease to exist, (b) each issued and outstanding Issuer Class A-2 Common Share will be automatically canceled and extinguished and converted into and thereafter represent the right to receive one share of Pubco Class B common stock, par value $0.0001 per share (the "Pubco Class B Common Shares"), following which, all Issuer Class A-2 Common Shares will cease to be outstanding and will automatically be canceled and will cease to exist, and (c) each issued and outstanding Issuer Warrant will be automatically converted into one warrant to purchase a Pubco Class A Common Share at a price of $11.50 per share (the "Pubco Warrants"). Following the closing of the SPAC Merger, each Pubco Class B Common Share will be entitled to ten votes per share while each Pubco Class A Common Share will be entitled to one vote per share, in each case, on each matter submitted for a vote of Pubco's shareholders.

Promptly following the SPAC Merger, Issuer Merger Sub will merge with and into ReserveOne (the "Issuer Merger" and, together with the SPAC Merger, the "Mergers" and, the Mergers together with the other transactions contemplated by the Business Combination Agreement, the "Transactions"), with ReserveOne continuing as the surviving company (the "Issuer Surviving Subsidiary"), and as a result of which ReserveOne will be a wholly-owned subsidiary of Pubco. In connection with the consummation of the Issuer Merger, (i) each issued and outstanding share of ReserveOne's common stock, par value $0.0001 per share (the "ReserveOne Common Shares") will be automatically cancelled and extinguished and converted into the right to receive a number of Pubco Class A Common Shares, following which, all ReserveOne Common Shares will cease to be outstanding and will automatically be canceled and will cease to exist and (ii) each warrant to purchase one ReserveOne Common Share at a purchase price of $11.50 per share (the "ReserveOne Warrant"), if any, will be automatically converted into one Pubco Warrant.

As a result of the Mergers, SPAC Surviving Subsidiary and Issuer Surviving Subsidiary will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable laws.

The Pubco Class A Common Shares will be listed for trading and will be freely transferable, subject to the transfer restrictions set forth in the Sponsor Support Agreement and the Lock-Up Agreement (each as defined below) and any restrictions pursuant to applicable laws. The Pubco Class B Common Shares will not be listed or freely transferable.

The closing of the Transactions (the "Closing") is expected to occur in the fourth quarter of 2025, subject to the satisfaction of certain customary closing conditions and certain termination rights.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco will consist of nine individuals, eight of which are to be designated by ReserveOne, with the final director to be designated by the Issuer.

Pubco intends to hold and manage a diverse basket of cryptocurrencies anchored with Bitcoin, and including Ethereum, Solana, and others with the potential for yield generation through institutional staking and lending.

Sponsor Earnout Shares

The New Sponsor has agreed that, effective upon the Closing, a portion of the Pubco Class B Common Shares received by New Sponsor in the Mergers will be subject to forfeiture, unless applicable vesting conditions are satisfied prior to the five-year anniversary of the Closing (the "New Sponsor Earnout Period"). The number of the New Sponsor's Pubco Class B Common Shares subject to forfeiture is equal to the sum of (i) the product of the total gross proceeds of the Equity PIPE (as defined below) actually received by ReserveOne and 0.004 (the "New Sponsor Equity Earnout Shares"), plus (ii) the product of the total gross proceeds of the Equity PIPE actually received by ReserveOne and 0.005 (the "New Sponsor Warrant Earnout Shares"), plus (iii) the product of the total gross proceeds of an offering of the Convertible Notes PIPE (as defined below) actually received by ReserveOne and 0.002 (the "New Sponsor Convertible Notes Earnout Shares" and together with the New Sponsor Equity Earnout Shares and the New Sponsor Warrant Earnout Shares, the "New Sponsor Earnout Shares"). The New Sponsor Earnout Shares will be forfeited as follows: (A) (i) fifty percent (50%) of the New Sponsor Equity Earnout Shares will be forfeited if the Pubco VWAP does not equal or exceed $12.00 for any twenty trading days out of thirty consecutive trading days during the New Sponsor Earnout Period (the "New Sponsor Triggering Event I"); (ii) fifty percent (50%) of the New Sponsor Equity Earnout Shares will be forfeited if the Pubco VWAP does not equal or exceed $14.00 for any twenty trading days out of thirty consecutive Trading Days during the Sponsor Earnout Period; (B) a number of the New Sponsor Warrant Earnout Shares equal to 1/20th of the number of warrants issued in connection with the Equity PIPE that are not exercised during the New Sponsor Earnout Period will be forfeited; and (C) all of the New Sponsor Convertibles Notes Earnout Shares will be forfeited if the New Sponsor Triggering Event I does not occur during the New Sponsor Earnout Period.

The foregoing description of the Business Combination Agreement and the Transactions, including the Mergers, does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the New Sponsor entered into a sponsor support agreement (the "Sponsor Support Agreement") with the Issuer, ReserveOne and Pubco, pursuant to which the New Sponsor has agreed to, among other things, (i) vote all its shares of the Issuer, whether currently owned or acquired prior to the Closing, (a) in favor of the Business Combination Agreement and the Transaction Proposals (as defined in the Business Combination Agreement), (b) against any Acquisition Proposal or Alterative Transaction (as defined in the Business Combination Agreement), (c) against any merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer (other than the Transaction Proposals); (d) against any change in the business of the Issuer, and (e) against any proposal, action or agreement involving the Issuer that would or would reasonably be expected to frustrate or impede the consummation of the Business Combination Agreement and the Transactions contemplated therein; (ii) fully comply with, and perform all of its assumed obligations, covenants and agreements set forth in a letter agreement dated as of July 31, 2024, by and among the Issuer, M3-Brigade Sponsor V LLC (the "Original Sponsor") and the other parties thereto, including not transferring (a) any of its Class B Ordinary Shares or Class A Ordinary Shares, Pubco Class A Common Shares or Pubco Class B Common Shares issued upon conversion of such Class B Ordinary Shares or Class A Ordinary Shares until the earlier of (x) one year after the consummation of the Business Combination Agreement and the Transactions, (y) following the consummation of the Business Combination Agreement, the date after which the closing price of the Pubco Class A Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the consummation of the Business Combination Agreement and the Transactions, or (z) the date on which Pubco completes a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the Pubco's shareholders having the right to exchange their Pubco Class A Common Shares for cash, securities or other property, or (b) any of its private placement warrants (including any shares underlying such warrants) until 30 days following the consummation of the Business Combination Agreement and the Transactions, subject, in each case, to certain customary exceptions.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Equity PIPE Subscription Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain investors, including the M17 Holder (the "Equity PIPE Investors") entered into subscription agreements (collectively, the "Equity PIPE Subscription Agreements") with ReserveOne, Pubco, and solely with respect to Section 8(u) thereof, the Issuer, pursuant to which the Equity PIPE Investors agreed to purchase up to an aggregate of $500,000,000 of (a) either (i) ReserveOne Common Shares or (ii) in the event the issuance of ReserveOne Common Shares would, in the opinion of the Issuer, ReserveOne or Pubco on the advice of any of their respective legal counsel, adversely affect the treatment of the Transactions under Section 351 of the Internal Revenue Code of 1986, Pubco Class A Common Shares (the "Equity PIPE Shares") and (b) either (i) ReserveOne Warrants or (ii) in the event the issuance of ReserveOne Warrants would, in the opinion of the Issuer, ReserveOne or Pubco and on the advice of their respective legal counsel, adversely affect the treatment of the Transactions under Section 351 of the Internal Revenue Code of 1986, Pubco Warrants ("PIPE Warrants" and, together with the Equity PIPE Shares, the "Equity PIPE Securities") at an aggregate purchase price of $10.00, which $10.00 will entitle Equity PIPE Investors to one Equity PIPE Share and one PIPE Warrant, in a private placement (the "Equity PIPE"). The PIPE Warrants (and the shares underlying the PIPE Warrants, the "Warrant Shares") will be issued pursuant to a Warrant Agreement by and among ReserveOne, Pubco and Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agreement"). The Equity PIPE Investors are permitted, under the Equity PIPE Subscription Agreements, to satisfy their commitments thereunder if they hold Class A Ordinary Shares that qualify as Non-Redeemed Shares (as defined in the Equity PIPE Subscription Agreement), subject to certain conditions and restrictions set forth in the Equity PIPE Subscription Agreements. The purchase price for the Equity PIPE Securities may be paid in either cash or Bitcoin, at the sole election of each of the Equity PIPE Investors. The M17 Holder (as defined below) subscribed for $ 55,150,000 in the Equity PIPE.

Pubco or ReserveOne, as applicable (the "Equity PIPE Issuer") will not be obligated to deliver any Warrant Shares pursuant to the exercise of a PIPE Warrant and will have no obligation to settle such PIPE Warrant exercise unless a registration statement under the Securities Act of 1933, as amended, with respect to the Warrant Shares underlying the PIPE Warrants is then effective and a prospectus relating thereto is current. Additionally, no PIPE Warrant will be exercisable and the Equity PIPE Issuer will not be obligated to issue a Warrant Share upon exercise of a PIPE Warrant unless the Warrant Shares issuable upon such PIPE Warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the PIPE Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a PIPE Warrant, the holder of such PIPE Warrant will not be entitled to exercise such PIPE Warrant. In no event will the Equity PIPE Issuer be required to net cash settle any PIPE Warrant. The net proceeds of the Equity PIPE will be converted into Bitcoin, subject to the terms of the Business Combination Agreement (after giving effect to any exceptions therein with respect to payment of any operating expenses and the payment of any expenses related to the Transactions).

The PIPE Warrants may be exercised cashlessly in certain circumstances at the option of the Issuer or the holder. The Equity PIPE Issuer may redeem the outstanding PIPE Warrants in certain circumstances. The PIPE Warrants are also subject to anti-dilution adjustment.

The closing of the Equity PIPE is contingent upon the satisfaction of all closing conditions to consummate the Transactions and the Equity PIPE Investors' consent to any amendments, modifications or waivers to the terms of the Business Combination Agreement that would reasonably be expected to materially and adversely affect the economic benefits of the Equity PIPE Investors, among other customary closing conditions.

Pursuant to the Equity PIPE Subscription Agreements, the Issuer and Pubco have agreed to use commercially reasonable efforts to cause the Equity PIPE Securities and Warrant Shares to be registered on the Registration Statement/Proxy Statement. To the extent that any Equity PIPE Securities and Warrant Shares are unable to be included on the Registration Statement/Proxy Statement, Pubco has agreed to register and maintain the registration of the Equity PIPE Securities and Warrant Shares by filing a resale registration statement with the SEC within 30 calendar days after the Closing (at Pubco's sole cost and expense), to register the resale of the Equity PIPE Securities and Warrant Shares. Pubco has agreed to use its commercially reasonable efforts to have such resale registration statement declared effective as soon as practicable after the filing thereof, but no later than 60 calendar days after the Closing, which may be extended an additional 30 calendar days depending on whether the SEC issues comments on the resale registration statement.

Each Equity PIPE Subscription Agreement will terminate and be void and of no further force and effect, subject to certain exceptions, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such agreement; or (iii) July 7, 2026.

The Equity PIPE Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Equity PIPE Subscription Agreement (including the form of Warrant Agreement attached as Exhibit A thereto), which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

Convertible Notes Subscription Agreement

Contemporaneously with the execution of the Business Combination Agreement, certain investors entered into subscription agreements (the "Convertible Notes Subscription Agreements" and such investors, the "Convertible Notes Investors") with Pubco, and, solely with respect to Section 9(t) thereof, the Issuer, pursuant to which the Convertible Notes Investors have agreed to purchase up to $250,000,000 in aggregate principal amount of Pubco's 1.00% Convertible Senior Notes (the "Initial Convertible Notes" and such subscriptions, including the purchase of any Option Convertible Notes (as defined below), the "Convertible Notes PIPE"), upon the terms and subject to the conditions set forth therein. In addition, for a period of 30 days following the execution of the Convertible Notes Subscription Agreements, Pubco has granted the Convertible Notes Investors an option to purchase additional convertible notes in an aggregate principal amount of up to $50 million, on a pro rata basis based on such Convertible Notes Investor's subscription for Initial Convertible Notes (the "Option Convertible Notes"). The net proceeds of the Convertible Notes PIPE will be converted into Bitcoin. The closing of the Convertible Notes PIPE is contingent upon the satisfaction of all closing conditions to consummate the Transactions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, take such actions with respect to their investments in the Issuer as they deem appropriate. These actions may include, without limitation: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Common Shares, or are based upon or relate to the value of the Common Shares or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Lock-Up Agreement

Within two business days of the Registration Statement (as defined in the Business Combination Agreement) being declared effective, CC MI7 SPV, and MI7 Founders, LLC (the "MI7 Holder") will enter into a Lock-Up Agreement (the "Lock-Up Agreement") with Pubco, pursuant to which CC M17 SPV and the MI7 Holder will agree that all Pubco Class A Common Shares and Pubco Private Warrants received by CC M17 SPV and the MI7 Holder in connection with the Transactions, but excluding any Pubco Class A Common Shares, Pubco Warrants or Pubco Class A Common Shares underlying such Pubco Warrants that are issued to the MI7 Holder in the Equity PIPE (as defined below), will be locked-up and subject to transfer restrictions, as described below, subject to certain exceptions. The M17 Holder is an affiliate of the New Sponsor.

The Pubco Class A Common Shares held by CC M17 SPV and the MI7 Holder will be locked up until the earlier of (A) one year after the Closing and (B) after the Closing date, (x) if the closing price of Pubco Class A Common Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which Pubco consummates a liquidation, merger, amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of Pubco's shareholders having the right to exchange their Pubco Common Shares for cash, securities or other property. The Pubco Private Warrants (or any Pubco Class A Common Shares underlying the Pubco Private Warrants) held by CC M17 SPV and the MI7 Holder will be locked-up and subject to transfer restrictions until 30 days after the completion of a Business Combination.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, the Issuer, Pubco, the New Sponsor, CC M17 SPV and the MI7 Holder will enter into a registration rights agreement that will amend and restate the current registration rights agreement entered into at the time of the Issuer's initial public offering between the Issuer and the Original Sponsor (the "Amended and Restated Registration Rights Agreement"), pursuant to which Pubco will (i) assume the registration obligations of the Issuer under such registration rights agreement and (ii) provide registration rights with respect to the resale of the Registrable Securities (as defined the Amended and Restated Registration Rights Agreement) held by the New Sponsor, CC M17 SPV and the MI7 Holder.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Amended and Restated Registration Rights Agreement, which is incorporated by reference as Exhibit 99.5 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Business Combination Agreement, dated as of July 7, 2025, by and among the Issuer, ReserveOne, Pubco, SPAC Merger Sub and Issuer Merger Sub (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on July 8, 2025).

99.2 Sponsor Support Agreement, dated as of July 7, 2025, by and between the Issuer and the New Sponsor (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on July 8, 2025).

99.3 Form of Lock-Up Agreement by and between the CC M17 SPV and Pubco (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on July 8, 2025).

99.4 Form of Equity PIPE Subscription Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on July 8, 2025).

99.5 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on July 8, 2025).

## Signatures
- CC Capital GP, LLC: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member (07/09/2025)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu/Self (07/09/2025)
- CC Capital SP, LP: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member, CC Capital GP, LLC, its General Partner (07/09/2025)
- CC Capital Ventures, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/09/2025)
- CC M17 SPV, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/09/2025)
- M17 Sponsor, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (07/09/2025)